BML Capital Management, LLC
65 E Cedar – Suite 2, Zionsville, IN 46077

April 24, 2025

Board of Directors

ESSA Pharma Inc.
999 West Broadway
Vancouver, British Columbia
Canada V5Z iK5

c/o Dr. David R. Parkinson, President and CEO

Dear Directors:

I am writing on behalf of BML Capital Management, LLC and BML Investment Partners L.P. (collectively BML), a holder of 9.5% of the outstanding shares of ESSA Pharma, Inc.

BML agrees with recent public suggestions by other large shareholders that a return of the company’s capital to shareholders via liquidation is a sensible course of action in today’s difficult market conditions. As such, BML would be supportive of such an action, or, in the absence of this, a similar transaction that would quickly return the majority of the company’s cash to shareholders, such as a sale of the company or a large special dividend.

Regards,

Braden M Leonard

Managing Member
BML Capital Management, LLC